Exhibit 99.2

AMENDED

TERMINATION OF DEFINITIVE AGREEMENT

BETWEEN

Effective this date: May 31, 2012

STEELE RESOURCES INC. (SELR: OTCBB), 3081 Alhambra Drive, Suite 208 Cameron Park, California

AND

INNOCENT INC. (INCT.PK), 2000 NE 22nd St. Wilton Manors, FL 33305

BACKGROUND:

1.On August 30, 2011 Innocent Inc. notified Steele Resources the company no longer felt that the capital committed and necessary for the JV Agreement could be secured by Innocent in a timely manner and Innocent Inc. stated it was in the best interest of the shareholders of both companies to terminate the agreement. The parties to the original agreement terminated the agreement on Aug 31, 2011 in accordance with the terms and conditions that were filed in 8K regulatory filings and in accordance with the following:

TERMS AND CONDITIONS OF THE TERMINATION:

The parties to the original material definitive agreement dated February 20, 2011, filed with the SEC in an 8K filing; hereby mutually agree to terminate said agreement under the terms and conditions stated below.

Item 1:   The five hundred forty thousand dollars ($540,000), funded to-date by Innocent Inc. to Steele Resources Inc. will be repaid to Innocent Inc. and immediately transferred to the parties that funded said funds;

Item 2:   The collateral for the five hundred forty thousand dollars  ($540,000) funded to date will encompass the existing stockpiled ore on site, although the exact net profit is unknown, the parties believed it is sufficient to repay the note holders. This ore referenced on the Steele web site is and will serve as the primary repayment funds to the Innocent Inc. note holders,  and the initial net revenue proceeds will be applied to satisfy the referenced note;

Item 3:   Steele Resources Inc. will grant to Innocent Inc. an eight percent (8%) of the net revenue proceeds of the stockpile of ore on site;

Item 4:   Steele Resources Inc. has the right to repay the funds to satisfy the five hundred forty thousand dollars ($540,000), at its discretion prior to the processing of the stockpile ore currently on site;

Item 5:    Steele Resources Inc. has the right to negotiate a separate agreement with the note holders, providing any such agreement transfers the responsibility and obligation of the Innocent Inc. $540,000 note payable to Steele Resources Inc. and upon written acceptance by the current Innocent Inc. note holders.

Item 6:   The five hundred forty thousand dollars ($540,000) will continue to be reflected in the financial statements of Steele Resources Inc.  As a current note payable due Innocent Inc. and Innocent Inc. will reflect as current term note payable to related parties

Item 7:    Upon the completion of the Steele Resource Inc.  grant of 8% of the net income value of the stockpiled ore currently on site, Innocent Inc. will have no further rights to any future extracted/or un-extracted minerals contained on the site;

Item 8:   Innocent Inc. will forfeit any ownership rights of the property (with the exception of the 8 % of the stockpile ore on site) and in turn Innocent Inc. will not be responsible for any future funding for the development or any current expenses associated with the property. Steele Resources Inc. will become the 100% owner of the site.

On February 20, 2012 Innocent Inc. made a written demand for immediate repayment of the Note due Innocent as referenced in Item 4 and 6 of the Termination Agreement. This demand was based upon (1) the company had been advised by its Note Holders that an assumption negotiation’s, which were provided for in Item 5 of the Termination Agreement would not be executed with Steele. That the parties were unable to reach acceptable mutual terms and the Note Holders no longer desired to negotiate with Steele. (2)  The stock pile ore has been processed and Steele had received payment for said collateral stock pile ore as referenced in a securities filing submitted by Steele. “Item 8.01 Other Events Steele Resources Corporation (the "Company") (OTCBB: SELR) announced that it has received the first payment of funds from its activity at the Mineral Hill Gold Mine in Montana. The Company recently completed shipping approximately 5,500 tons of ore which had been stockpiled from historic activity at the Mineral Hill Project. This ore was crushed and transported to a third party for processing. To date, the Company has received gross proceeds of $331,448 from the delivered ore with the balance of payment for the delivered ore expected at the end of November. This represents the Company's first time since its Reorganization in June, 2010 that the Company has realized revenue from its primary business activities”

On February 22, 2012 the parties involved in the Termination Agreement agreed to amend the agreement subject to the following:

NOW, THEREFORE, the parties agree as follows:

In recognition of a statement and commitment by Steele Recourses Corporation President and CEO, that the company used the collateral funds on the site and that Steele was in the process of securing adequate financings for both its needs and the repayment of the $540,000 (five hundred forty thousand dollars) Note Payable, the Note Holders and Innocent Inc. will accept an amended payment plan whereby 30% of each dollar secured in any form of financing to the Steele and or paid for the Steele either directly to or for Steele’s interest, 30% of said funds would immediately be forwarded to Innocent Inc. for repayment of the note due.

That Steele Resources Corporation will add 10% interest, in the amount of $54,000 (fifty four thousand dollars) to the payment obligation.

That the property, Mineral Hill Gold Exploration Project, located near Pony Hill, Montana in the Mineral Hill Mining District and consists of 17 patented and 67 unpatented lode mining claims (approximately 1,800 acres). Pony Hill would be placed as new collateral to replace the stock pile ore already processed. Steele Resources agrees that the underlying Mineral Lease with Option to Purchase the property of the Mineral Hill Gold Exploration Project will be used as the collateral. That the controlling interest in the property will not be assigned or sold by Steele Resources Corporation until such time as the $540,000 Note due is paid in full along with $54,000 in interest.

Until such time as the full balance of the Note and interest, in the amount of $594,000 (five hundred ninety four thousand dollars) due is paid in full, Innocent Inc. will retain any rights and damages it may have under the failure to honor the terms and conditions of the original Termination Agreement.

That Steele Resources Corporation will provide Innocent Inc. with full accounting of the gold yield in the stock pile ore, gross proceeds, conversion cost, and use of the funds in specific detail to support the claim that said funds were spend on the site.

Representations and Warranties of SELR

SELR hereby represents and warrants to INCT as follows:

Corporate Existence SELR is a corporation duly organized, validly existing and in      good standing under the laws of the State of Nevada. SELR has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

Corporate Authority The execution, delivery and performance of this Agreement by SELR and the consummation by it of the transactions contemplated hereby have been duly and effectively authorized by all necessary corporate action.  This Agreement, upon its execution by SELR and INCT, shall constitute a legal, valid and binding obligation of SELR, enforceable in accordance with its terms, except as they may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditor's rights generally.

Effective Agreement. The execution, delivery and performance of this Agreement by SELR and the consummation by it of the transactions contemplated herein do not require the consent, waiver or approval of any person or public authority; do not violate in any material respect any provision of law applicable to SELR; do not result in a breach of the Articles of Incorporation or Bylaws of SELR and do not violate any other restriction of any character which may be imposed upon SELR.

Closing. The closing of the transactions provided for in this Agreement (the "Closing") shall be deemed effective at the close of business on the signing of the agreement (the "Closing Date").

Indemnification

Indemnification by SELR. SELR  hereby agrees to indemnify, defend and hold harmless INCT, from, against, and with respect to any claim, liability, obligation, loss, of any kind or character, arising out of or in any manner incident, relating or attributable to this amended agreement as it relates to the Collateral Property.  The obligations contained in this Section shall survive Closing.

Notice and Defence. In the case of any action or claim brought by a third party against SELR, or INCT, for an indemnifiable claim as it relates to the Collateral Property, the party against whom the claim is brought must, as a condition to enforceability of the other parties indemnity obligations hereunder, give the party to whom the obligation to indemnify may accrue written notice of the action or claim within five business days of receipt of actual notice and afford such party the opportunity to direct and control the negotiations, defense and settlement of the action or claim. The indemnifying party may elect within twenty (20) days after receipt of such notice to contest the claim in such manner as it deems necessary or advisable. If the indemnifying party elects to contest such claim, the indemnified party shall have the right to appoint associate counsel in such proceedings at its own expense. The indemnifying party shall not have the right to settle an indemnifiable matter except with the consent of the indemnified party. The indemnified party shall permit the indemnifying party reasonable access to the books and records of the indemnified party and its subsidiaries and shall otherwise cooperate with the indemnifying party in connection with any matter or claim for indemnification. If the indemnifying party does not elect to contest such claim, the indemnified party shall have the exclusive right to prosecute, defend, compromise, settle or pay such claim and receive indemnification therefore. If neither the indemnifying party nor the indemnified party elect to contest the claim, then the indemnifying party shall pay the amount of any indemnifiable claim within 30 days after receipt of the notice of claim.

Third-Party Indemnification. Each of INCT and SELR shall make a good faith attempt (which shall not be deemed to include an obligation to commence any litigation) to seek indemnification from any third parties, including insurers, who may be liable upon any claims made against INCT or SELR and for which the other party would be liable under this Section. To the extent either party indemnifies the other party for claims upon which third parties, including insurers, may be liable, the indemnified party shall, to the extent permissible, subrogate to the indemnifying party its rights with respect to such claims.

Survival of Representations and Warranties. All representations and warranties made hereunder and in any exhibits delivered pursuant hereto shall be deemed to be material and to have been relied upon by SELR and INCT, notwithstanding any investigation heretofore or hereafter made by or on behalf of SELR or INCT, and shall survive the Closing.

Notices. To be effective, any notice hereunder shall be in writing, delivered in person or mailed by certified or registered mail, postage prepaid, to the appropriate party or parties at the addresses set forth below their signatures hereto, or to such other address as the parties may hereinafter designate.

Amendment and/or Modification. Neither this Agreement nor any term or provision hereof may be changed, waived, discharged, amended or modified orally, or in any manner other than by an instrument in writing signed by all of the parties hereto.

Binding Effect. Subject to provisions hereof regarding assignment, if any, this Agreement shall be binding upon and inure to the benefit of the respective parties, and their legal representatives, successors, assigns and heirs.

Interpretation and Fair Construction of Contract. This Agreement has been reviewed and approved by each of the parties. In the event it should be determined that any provision of this Agreement is uncertain or ambiguous, the language in all parts of this Agreement shall be in all cases construed as a whole according to its fair meaning and not strictly construed for nor against either party.

Undertaking and Further Assurances. Each party to this Agreement shall perform any and all acts and execute and deliver any and all documents as may be necessary and proper under the circumstances in order to accomplish the intents and purposes of this Agreement and to carry out its provisions.

Costs and Attorneys' Fees. If any party hereto shall bring any suit, arbitration or other action against another for relief, declaratory or otherwise, arising out of this Agreement, the substantially prevailing party shall have and recover against the other party, in addition to all costs and disbursements, such sum as the Court or arbiter may determine to be a reasonable attorney's fee.

 Waiver of Breach. The failure of any party hereto to insist upon strict performance of any of the covenants and agreements herein contained, or to exercise any option or right herein conferred, in any one or more instances, shall not be construed to be a waiver or relinquishment of any such option or right, or of any other covenants or agreements, but the same shall be and remain in full force and effect.

Entire Agreement. This Agreement (and any attached exhibits) contains the entire agreement and understanding of the parties with respect to the entire subject matter hereof, and there are no representations, inducements, promises or agreements, oral or otherwise, not embodied herein. Any and all prior discussions, negotiations, commitments and understandings relating thereto are merged herein. There is no conditions precedent to the effectiveness of this Agreement other than as stated herein, and there are no related collateral agreements existing between the parties that are not referenced herein.

Expenses. Subject to the Indemnification provisions above, all costs and expenses incurred by either party in negotiating this Agreement or in consummating the transactions contemplated hereby, except as provided herein, shall be paid by the party incurring such expenses.

Governing Law and Venue. The parties agree that this Agreement and the transactions contemplated hereby shall be construed and enforced in accordance with the laws of the State of Nevada, and that any action or proceeding that may be brought arising out of, in connection with or by reason of this Agreement shall be brought only in a court of competent jurisdiction within the State of Nevada. Each of the parties hereto hereby submits, unconditionally and irrevocably, to the jurisdiction to the aforesaid courts for the purpose of any such lawsuits.

Severability. If any part of this Agreement is deemed to be unenforceable the balance of the Agreement shall remain in full force and effect.

Headings. The section headings in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

Counterparts and Facsimile Signatures. This Agreement and any exhibits, attachments, or documents ancillary hereto, may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Execution and delivery of this Agreement by exchange of facsimile copies bearing the facsimile signature of a party hereto shall constitute a valid and binding execution and delivery of this Agreement by such party. Such facsimile copies shall constitute enforceable original documents.

IN WITNESS WHEREOF, the parties hereto have signed this Agreement effective on the date first set forth above.

/s/ Wayne A. Doss

/s/ Scott Dockter

Wayne A Doss

Scott Dockter

President and CEO

President and CEO

Innocent Inc.

Steele resources Corporation

Date:   Feb 29, 2012

Date:  Feb 29, 2012